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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MOTOROLA, INC.
(Name of Subject Company (Issuer))

Delaware (State or other jurisdiction of incorporation)	36-1115800 (I.R.S. Employer Identification No.)

MOTOROLA, INC.
1303 East Algonquin Road
Schaumburg, Illinois 60196
(847) 576-5000
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon-Subordinated)
(Title of Class of Securities)

620076 AJ8
(CUSIP Number of Class of Securities)

Garth L. Milne Senior Vice President and Treasurer Motorola, Inc. 1303 East Algonquin Road Schaumburg, Illinois 60196 (847) 576-5000	Jeffrey A. Brown Senior Corporate Counsel Motorola, Inc. 1303 East Algonquin Road Schaumburg, Illinois 60196 (847) 576-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Oscar A. David
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*: $81,907,626	Amount of Filing Fee**: $6,626

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option ™ Notes due September 27, 2013 (Zero Coupon-Subordinated), as described herein, is $799.52 per $1,000 principal amount at maturity outstanding. As of August 29, 2003, there was approximately $102,446,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $81,907,626.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,626	Filing Party: Motorola, Inc.
Form or Registration No.: 005-12770	Date Filed: August 29, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        Motorola, Inc., a Delaware corporation (the "Company"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on August 29, 2003, as amended (the "Schedule TO"), with respect to the offer by the Company to purchase, at the option of the holder (the "Put Option"), the Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon-Subordinated) issued by the Company on September 27, 1993 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated August 29, 2003 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials"). The Securities were issued pursuant to an Indenture, dated as of September 1, 1993 (the "Indenture"), between the Company and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States of America ("Trustee").

        This Schedule TO, as amended, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

        The holder's option to surrender the Securities for repurchase expired at 5:00 p.m., New York City time, on Monday, September 29, 2003. The Company has been advised by the trustee, Bank One Trust Company, N.A., that Securities with an aggregate principal amount at maturity of approximately $98 million were validly tendered and have been repurchased by the Company. The purchase price for the Securities was $799.52 per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all of the Securities validly tendered was approximately $78.4 million. The Company paid the purchase price with available cash. This leaves approximately $4.4 million in aggregate principal amount at maturity of Securities outstanding, or 1 percent of the original issue of $440 million of Securities.

        The Company issued a press release on September 30, 2003 announcing the results of the offer, a copy of which is attached hereto as Exhibit (a)(5)(B) and incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Company Notice to Holders of Motorola, Inc. Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon- Subordinated), dated August 29, 2003.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(1)(D)*	Form W-9.
(a)(5)(A)*	Press Release issued by Motorola, Inc. on August 29, 2003.
(a)(5)(B)	Press Release issued by Motorola, Inc. on September 30, 2003.
(b)	Not applicable.
(d)	Indenture, dated as of September 1, 1993, between Motorola, Inc. and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States of America, incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-3 (File No. 33-50207), as filed with the Securities and Exchange Commission on September 10, 1993.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA, INC.
	By:	/s/ GARTH L. MILNE Garth L. Milne Senior Vice President and Treasurer
Dated: September 30, 2003

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Company Notice to Holders of Motorola, Inc. Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon- Subordinated), dated August 29, 2003.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(1)(D)*	Form W-9.
(a)(5)(A)*	Press Release issued by Motorola, Inc. on August 29, 2003.
(a)(5)(B)	Press Release issued by Motorola, Inc. on September 30, 2003.
(b)	Not applicable.
(d)	Indenture, dated as of September 1, 1993, between Motorola, Inc. and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States of America, incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-3 (File No. 33-50207), as filed with the Securities and Exchange Commission on September 10, 1993.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

4

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INTRODUCTORY STATEMENT
  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX